Exhibit 99.1

Robo.ai Invests in DePIN Project Arkreen, Exploring Web3 Technology and Machine Economy Integration

DUBAI, UAE, Sept. 18, 2025 /PRNewswire/ -- Robo.ai Inc. (NASDAQ: AIIO), a company dedicated to building a global intelligent technology platform, announced today a strategic investment in Arkreen through DePIN technology company aitos.io. Arkreen is a pioneer in decentralized physical infrastructure networks (DePIN) with Hashkey and Hash Global as its anchor Investor. This collaboration marks a significant breakthrough for Robo.ai in integrating the intelligent machine economy with Web3 technologies, aiming to create an intelligent machine asset network by integrating AI robot technology with DePIN blockchain infrastructure.

Leveraging its unique positioning in the Middle East and deep industry resources, Robo.ai is building an intelligent robot ecosystem encompassing eVTOL (electric vertical takeoff and landing aircraft),  robotaxis, unmanned logistics vehicles, etc. Through this strategic partnership with Arkreen, Robo.ai can connect its ecosystem’s intelligent devices to Arkreen’s DePIN network, upgrading them into nodes capable of contributing data, enabling data monetization and efficient financing through Web3 economic models. The two parties will jointly launch an innovative circular mechanism combining intelligent machines and Web3, creating a self-reinforcing flywheel effect, significantly enhancing their competitiveness and visibility in the markets and Web3 community.

Key Highlights of their Collaboration:

1. Asset Tokenization and Machine Economy

Robo.ai’s eVTOLs, Robotaxi, autonomous logistics vehicles, and other equipment to be launched could integrate into the Arkreen DePIN network as on-chain nodes, contributing real-time data and earning token incentives. These devices are designed following the RWA (Real-World Asset) approach to support the digital issuance and global circulation of assets, aiming to optimize financing and liquidity while ensuring compliance.

2. Global Payments and Ecosystem Closed Loop

Both parties will jointly develop stablecoin payments and utility token mechanisms to support cross-border transactions and in-ecosystem settlements. Leveraging a decentralized network, they aim to reduce transaction friction, perfecting the payment closed loop and commercial monetization pathways for the smart machine economy.

3. Middle East Strategic Empowerment

Robo.ai’s presence in the Middle East provides large-scale nodes and demonstration scenarios for DePIN, covering smart cities, new energy, and logistics. Combined with the region’s active ESG (Environmental, Social, Governance) investment landscape, this enhances both parties’ visibility and liquidity in the digital asset market, accelerating technology validation and replication.

4. Data-Driven Intelligent Upgrades

Through on-chain data sharing and analysis, device operations are continuously optimized, such as autonomous driving route optimization and eVTOL energy management, improving operational efficiency and user experience. Decentralized data accounting enhances data credibility and traceability.

Robo.ai CEO Benjamin Zhai stated:

“This strategic investment in Arkreen is a critical step toward the Web3 transformation of the intelligent machine economy. Arkreen’s DePIN blockchain infrastructure provides robust technical support for our intelligent device ecosystem, enabling asset monetization and global community collaboration. We look forward to working with Arkreen to leverage Web3 empowerment and our geopolitical advantages in the Middle East to jointly create a sustainable and intelligent global machine economy ecosystem.”

Arkreen Co-Founder and CEO Leo Lin stated:

“Robo.ai’s strategic investment not only injects strong momentum into Arkreen’s global strategy but also provides valuable industry resources to accelerate the construction of our decentralized green energy asset network. Robo.ai’s deep expertise in intelligent robots and the Middle East market is highly complementary to our Web3 infrastructure. We believe this partnership will reshape the future of intelligent machines and the green economy, leading a new paradigm for the global digital economy.”

About Arkreen

Arkreen is a Web3 technology company focused on decentralized physical infrastructure networks (DePIN), empowering global green energy asset networks and real-world assets (RWA) through blockchain technology to build a sustainable digital economy ecosystem.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO) is a technology company committed to building a globally leading artificial intelligence and robotics network platform. Our mission is to pave the way for an intelligent future by integrating smart terminals and building a unified AI operating system and a blockchain-empowered ecosystem. We aim to transform the company into a decentralized AI platform that connects all AI terminals, empowering users worldwide and ushering in a new era of digital-intelligent Internet of Things (IoT).

This press release contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ from those anticipated; for details, please refer to the documents that the company files with the U.S. Securities and Exchange Commission.